Jones & Keller, P.C.

1999 Broadway, Suite 3150

Denver, Colorado 80202

Telephone: (303) 573-1600

November 27, 2019

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David Gessert, Esq.

Re:	First Trinity Financial Corporation
Registration Statement on Form S-4
Filed October 25, 2019
File No. 333-234331

Ladies and Gentlemen:

We are submitting this letter on behalf of First Trinity Financial Corporation (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated November 20, 2019 relating to the Company’s Registration Statement on Form S-4 (Registration No. 333-234331) filed with the Commission on October 25, 2019 (the “Registration Statement”). Amendment No. 1 to the Registration Statement (“Amendment No. 1”) was filed yesterday. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Registration Statement on Form S-4

General

1.      We note your disclosure on the top of page 2 under "Questions and Answers" that pursuant to the dissolution, holders of K-TENN Capital, Inc. common stock will receive a pro rata distribution of the 168,866 shares of FTFC Class A Common Stock received as a result of First Trinity Financial Corporation's acquisition of K-TENN Insurance Company. We further note that cash may be paid for fractional shares at the rate of $10.94 per whole share of FTFC Class A Common Stock. In order for holders of K-TENN Capital, Inc.'s shares to properly assess what they will receive from the proposed dissolution, please provide the following:

●	the estimated net assets of K-TENN Capital, Inc. following the sale of its subsidiary K-TENN Insurance Company to First Trinity Financial Corporation;

●	the number of holders of K-TENN Capital, Inc. stock and the number of holders owning more than 45 shares;

●

what K-TENN Capital, Inc. will do if it does not have cash available to pay for fractional shares upon dissolution and how it will dispose of the remainder of FTFC Class A Common Stock not distributed in fractional amounts; and

●	summary balance sheet information for K-TENN Capital, Inc. covering the same time periods represented by the financial statements presented for K-TENN Insurance Company.

Response:

FTFC has complied with this comment with the inclusion of the requested information and further information on page 2 under the caption “How Many Shares of FTFC Common Stock Will I Receive” and on page 12 under the caption “Summary Selected Financial Data.”

Proposal 1: The Share Exchange

Determination of the Exchange Ratio, page 29

2.

We note you rely on ValueScope's May 2019 valuation as a partial basis for your valuation of FTFC Class A Common Stock at $10.94 per share. Please obtain and file as an exhibit ValueScope's consent to the use of its name in this registration statement. Alternately, you may retain the description of the circumstances under which the valuation was obtained, but should remove the references to ValueScope's name. In addition, please remove the reference to ValueScope's fairness opinion on page 29, since you have not obtained one for this transaction.

Response:

FTFC has complied with this comment by deleting the reference to ValueScope’s name in the second full paragraph on page 29 and by removing the references to ValueScope’s fairness opinion in the third full paragraph of page 29.

* * *

The unaudited financial statements and Management’s Discussion and Analysis of Financial Position and Results of Operations of both FTFC and K-TENN Life included in this amended filing have been updated as of and for the nine month periods ended September 30, 2019 and 2018.

In addition, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers adequately address the Staff’s comments. Please do not hesitate to contact Reid A. Godbolt by telephone at (303) 573-1600 or by email at rgodbolt@joneskeller.com, with any questions or comments regarding this correspondence.

Very truly yours, JONES & KELLER, P.C. /s/ Reid A. Godbolt Reid A. Godbolt

cc via email:	Gregg E. Zahn Jeffrey J. Wood

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